November 15, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sonia Gupta Barros
Cc:	Kristina Aberg

Re:	LPL Investment Holdings Inc. Registration Statement on Form S-1 (File No. 333-167325)
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between November 3, 2010 and the date hereof 12,814 copies of the Preliminary Prospectus dated November 3, 2010 were distributed as follows: 10,611 to 11 prospective underwriters; 2,074 to 2,074 institutional investors; 86 to 2 prospective dealers; 9 to 6 individuals; and 34 to 27 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on November 17, 2010 or as soon thereafter as practicable.
[remainder of this page intentionally left blank]

Very truly yours,
GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. INCORPORATED
As Representatives of the
Prospective Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.

(Goldman, Sachs & Co.)

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Kenneth G. Pott

	Name:	Kenneth G. Pott
	Title:	Managing Director